BROTHERS COLE **August 2022**

Executive Summary

Brothers Cole, Inc.
Marcellus, MI

James Cole II
Executive Chairman
(517) 862-2549
james@brotherscole.com

Caleb Cole
President/COO
(419) 787-6280
caleb@brotherscole.com

BROTHERS COLE

For over a year, we've been hard at work putting together a new type of cannabis company. We read through hundreds of different municipal cannabis regulatory playbooks, sifted through thousands of real estate listings and acquired exactly one property. We then stripped down, reinforced, rebuilt a 3200 square foot barn. A barn we successfully converted to a compliant commercial building approved by Michigan's Cannabis Regulatory Agency. We then outfitted this building with the appropriate lights, tables, irrigation and a custom-built nutrient delivery system. Then we filed for, and were granted, a Class C cultivation license.

Our team is currently focused on cultivation and nursery services with plans to expand to processing, distribution, marketing, consulting and other "platform" businesses within the cannabis industry. The industry continues to grow with new players entering the market and more consumers each day.

No matter the focus, we are committed to providing an unreasonably high level of quality in whatever we do. If you came here looking for something more, congratulations, you've found it. We have no patience for mediocre. There are plenty of cannabis companies selling "good weed" at "cheap prices" and we certainly don't need to be the 101st. You can't change the world with a hobby and the time for part-time heroes is over. If this all seems to be too dramatic for you, we thank you for your time and wish you the best. There's nothing wrong with investing in laundromats. If you want to be part of something bigger, I think you'll like what comes next.

There's still time to change the world.

BROTHERS COLE

ABOUT THE COMPANY

Brothers Cole was founded in 2021 to address to discrepancy of quality in the Michigan cannabis market. The company is well positioned to capitalize on an ever growing demand for legal cannabis and cannabis related products in Michigan as well as in the neighboring states of Indiana and Ohio, where Cannabis is still recreationally illegal.

FOUNDERS

Caleb Cole
Focus: Core Business Operations

James Cole II
Focus: Growth & Strategy

BROTHERS COLE

STATEWIDE SALES FOR RECREATIONAL CANNABIS



MARKET PROJECTIONS

Even with the decrease in wholesale pricing, sales continue to skyrocket year over year. With 2022 projections topping two and a half billion dollars in sales the market is stronger than ever. As Indiana and Ohio show no signs of legalizing cannabis for recreational use, Michigan will continue to see hundreds of millions in sales from out-of-state consumers. Brothers Cole is focused on two segments of the market, smokeable flower and pre-packaged vape cartridges. The fastest growing segments of the Michigan cannabis industry.

BROTHERS COLE

FACILITY BREAKDOWN

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Facility 1

- Renovated an existing space, 3200 sq ft
  - Total cost of $95,000
- Hybrid Facility
  - Cultivation - 1800 sq ft
  - Cloning/Nursery - 800 sq ft
  - Misc. Space - 600 sq ft
- Annual Revenue
  - $525,000 (Cultivation)
  - $375,000 (Nursery Sales)
- Staffing Requirements
  - 1 entry level position ($45k)
  - 1 manager ($85k)(Fulfilled by Caleb through Q4 2022)

Facility 1-B

- Second Renovation
  - Total cost of $60,000
- Cultivation Facility
  - Cultivation - 1000 sq ft.
  - Misc. Space - 500 sq ft
- Annual Revenue
  - $285,000 (Cultivation)
- Staffing Need
  - 1 entry level associate ($45k)

BROTHERS COLE
COMPANY TIMELINE

PHASE 1 (12/15/20-5/15/22) - LAUNCH

- Step 1: Acquire Property located in a "Green Zone" (completed 8/27/21)

- Step 2: Complete tear-out of existing 3200 sq ft structure (completed 10/15/21)

- Step 3: Buildout and conversion from Agriculture to Commercial Structure (completed 1/25/22)

- Step 4: Complete Inspections at Local and State Levels (completed 4/1/21)

- Step 5: Obtain license from the Cannabis Regulatory Authority (completed 5/15/21)

PHASE 2 (5/15/22-11/15/22) - EXPANSION

- Step 1: Design the facility (completed 5/15/22)

- Step 2: Tear-out existing substructure (completed 6/1/22)

- Step 3: Complete buildout, insulation, metal wall paneling (completed 6/15/22)

- Step 4: Order needed components (tables, lights, HVAC, etc) (estimated completion 10/1/22)

- Step 5: Obtain local and state commercial building approvals (estimated completion 11/1/22)

- Step 6: Obtain operating approval from the Cannabis Regulatory Agency (est. 11/15/22)